U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )


                                 ANDAIN, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                       (Title of Class of Securities)

                                  ___________
                                 (CUSIP Number)

                            Sam Shlomo Elimelech, President
                                    Andain, Inc.
                              5190 Neil Road, Suite 430
                          Reno, Nevada 89502; (775) 333-5997
      (Name, Address and Telephone Number of Person Authorized to Receive
                                Notices and Communications)

                                    July 19, 2006
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Howie Fialkov

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 2,201,800

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  2,201,800

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 2,201,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 22.06% (as of July 19, 2006)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Andain, Inc.
Common Stock, $0.001 par value
5190 Neil Road, Suite 430
Reno, Nevada 89502

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Howie Fialkov

(b)  Address: 3845 Bathurst Street, Suite 202, Toronto, Ontario,
Canada, M3H 3N2.

(c)  Occupation: Director of 1568934 Ontario Limited.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) On July 19, 2006, 1568934 Ontario Limited entered into a Share Purchase Agreement with Pangea Investments GmbH, the controlling shareholder of the Issuer. Under this agreement, Pangea sold to 1568934 Ontario Limited 1,800,000 shares of common stock owned by it for a total consideration of $1,800 ($0.01 per share). Pangea also sold an additional 151,800 shares of common stock to 1568934 Ontario Limited for no additional consideration.

(b) On July 19, 2006, the Issuer entered into a Regulation S Stock Purchase Agreement with 1568934 Ontario Limited for the sale of 200,000 shares of Issuer common stock for consideration of $150,000 ($0.75 per share). These shares were issued on August 6, 2006.

(c) On July 3, 2006, the Issuer sold 770,000 shares of its common stock to a total of 56 investors for a total consideration of $7,700.00 ($0.01 per share). One of these investors (for 50,000 shares) was 1568934 Ontario Limited.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 2,201,800 shares owned by 1568934 Ontario Limited, which is controlled by Howie Fialkov. This amount represents, as of July
19, 2006, 20.54% of the outstanding shares.

(b) Howie Fialkov has sole voting and dispositive power with respect to all 2,201,800 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Share Purchase Agreement between the Pangea Investments GmbH and 1568934 Ontario Limited, dated July 19, 2006.

(b)  Regulation S Stock Purchase Agreement between the Issuer and
1568934 Ontario Limited, dated July 19, 2006.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                       Howie Fialkov



Date: August 3, 2006                   /s/  Howie Fialkov

                                EXHIBIT INDEX

Number                           Description

10.1   Share Purchase Agreement between the Pangea Investments
       GmbH and 1568934 Ontario Limited, dated July 19, 2006 (not including Exhibit A) (filed herewith).

10.2 Regulation S Stock Purchase Agreement between the Issuer and 1568934 Ontario Limited, dated July 19, 2006 (filed herewith).

                                 EX-10.1
                    SECURITIES PURCHASE AGREEMENT

                      SHARE PURCHASE AGREEMENT

     This Agreement made as of the 19 day of July, 2006 ("Agreement"), by and between Pangea Investments GmbH, a company resident at 160a Curerrstrasse CH-8808 Pf,ffikon /SZ Switzerland, ("Seller"), 1568934 Ontario Limited a Canadian corporation resident at 3845 Bathurst Street, Suite 202, Toronto, Ontario, Canada, M3H 3N2 ("Purchaser").

                           W I T N E S E T H:

     WHEREAS, Seller is the record owner and holder of issued and outstanding shares of capital stock of Andain, Inc., a Nevada corporation ("Corporation"), which Corporation has issued capital stock of 1,800,000 shares of common stock at $0.001 par value ("Shares"), to be sold to the Purchaser as more fully described in the attached Exhibit A.

     AND WHEREAS, Seller wishes to sell the Shares to the Purchaser at the Purchase Price as set forth herein, pursuant to Andain's Reg-S share issuance on July 3 2006.

    AND WHEREAS Purchaser wishes to purchase the Shares at the Purchase Price as set forth herein, pursuant to Andain's Reg-S share issuance on July 3 2006.

     AND WHEREAS, Purchaser desires to purchase the Shares from Seller and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Corporation's
Shares, it is hereby agreed, as follows:

     1. Transfer of Shares. Seller hereby transfers and delivers 1,800,000 of its issued and outstanding shares in Corporation to Purchaser in consideration of One Thousand and Eight Hundred (US$1,800.00) U.S. dollars (the "Purchase Price") by wire transfer to an account to be specified by Seller. Upon the signing of this Agreement by both parties hereto, Purchaser shall, within (3) business days, after receiving the written wire transfer instructions from the Seller, it will wire transfer the Purchase Price to Seller's designated account. Upon receipt of the consideration by Seller, Seller will immediately forward 1,800,000 Corporation shares to the Purchaser.

     2. Representations and Warranties of Seller. Seller, as the main shareholder of Corporation, hereby represents and warrants to Purchaser that:

       (i) Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority to carry on the business it is now being conducted. Corporation and/or Seller do not require any consent and/or authorization, with any government or regulatory authority to undertake any of the actions herein;

       (ii) Corporation has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 10-SB that became effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.

       (iii) Corporation has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.

       (iv) Corporation has no financial information available other than the financial information included in the SEC filings;

       (v) There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation reflecting or inhibits any of the actions herein. Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis reflecting or inhibits any of the actions herein whatsoever;

       (vi) The business and operation of the Corporation has and will be conducted in accordance with all applicable laws, rules, regulations, judgments. Neither the execution, delivery or performance of this Agreement (A) violates the Corporation's by-laws, Articles of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act ("Act") or other applicable state securities laws;

       (vii) Corporation has not conducted any business and/or entered into any agreements with third-parties, except as disclosed herein and any public filings;

       (viii) This Agreement has been duly executed and delivered by constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;

       (ix) Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances; and,

       (x)  The information contained on Exhibit A is true and correct.

     3. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

       (i) Purchaser has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms;

       (ii) The execution, delivery and performance of this Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;

       (iii) At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising;

       (iv) Purchaser is purchasing the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law; and,

       (v) Purchaser hereby agrees that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

     4. Notices. Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

         Seller:        Ralph W. Marthaler
                        Pangea Investments GmbH
                        Churrerstrasse 160a
                        CH-8808 Pf,ffikon / SZ
                        Switzerland

         Purchaser:     3845 Bathurst Street
                        Suite 202
                        Toronto, Ontario
                        M3H 3N2
                        Canada

     5.  Governing Law.  This Agreement shall be interpreted and
governed in accordance with the laws of Switzerland.   The parties
herein waive trial by jury. In the event that litigation results or arise out of this Agreement or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney's fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

     6.  Conditions to Closing.

     a)  Seller

     The Closing is conditioned upon the fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects as of the date of Closing.

     b)  Purchaser

        (i) The Purchaser acknowledges all of the SEC REG-S requirements of such Shares as set in the Regulation-S
        Stock Purchase agreement.

       (ii)  Will sign or will cause the Regulation-S Stock
       Purchase Agreement with Andain at the Closing of this Agreement.

     Notwithstanding anything to the contrary, the Parties hereto agree that neither the Purchaser or Seller shall be able to raise any claim or plea, including, but not limited to, the filing of lawsuits in any jurisdiction against any of the company controlling people or its shareholders of the company, so long as the Purchaser continues to be a shareholder in the Corporation. The Parties hereto further agree that as a result of this provision, any limitation periods to initiate legal proceedings that would have otherwise lapsed or expired, are by mutual consent hereby extended by the amount of time that the Purchaser remains a shareholder, plus one year, so as to give the Parties hereto the right to initiate whatever legal proceedings, the Parties deem appropriate.

     The Parties hereto agree that the Purchaser shall be able to sell its Shares with any other controlling shareholder (as defined by the SEC and other bodies having jurisdiction) at any filing of the Corporation authorizing such insider sales. The Purchaser shall be entitled to sell its Shares to the maximum amount allowed by the rules, representing a pro rata amount of its Shares relative to the other insiders, at the time of such filings to sell shares

     7. Severability. In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

     8. Entire Agreement. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

     9. Invalidity. If any paragraph of this Agreement shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or effect any other clause, Paragraph, section or part of this Agreement.

     10. Gender and Number; Section Headings. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     11. Amendments. No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

     12. No Assignments. Neither party may assign nor delegate any of its rights or obligations hereunder without first obtaining the written consent of the other party.

     13. Assignment. Neither party may assign this Agreement without the express written consent of the other party. Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings.

     14. Closing Documents. Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this Agreement. This paragraph shall survive the Closing.

     15.  Publicity.   Except as otherwise required by law, none of
the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

                                       SELLER


                                       By: /s/  Ralph W. Marthaler
                                       Ralph W. Marthaler
                                       Title: President
                                       Company: Pangea Investments GmbH


                                       PURCHASER


                                       By: /s/  Howie Fialkov
                                       Howard Fialkov
                                       Title: President
                                       Company: 1568934 Ontario Limited

                                EX-10.2
               REGULATION STOCK PURCHASE AGREEMENT

               REGULATION S STOCK PURCHASE AGREEMENT

     This Regulation S Stock Purchase Agreement ("Agreement"), is dated as of July 19, 2006 between Andain, Inc., a Nevada corporation having offices at 5190 Neil Road, Suite 430, Reno, Nevada 89504
("Company"), and 1568934 Ontario Limited ("Purchaser").

                               ARTICLE  I
                   PURCHASE, SALE AND TERMS OF SHARES

     1.1 The Shares. The Company agrees to issue and sell to the Purchaser in an offshore transaction negotiated outside the U.S. and to be consummated and closed outside the U.S. and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase from the Company Two Hundred Thousand (200,000) shares ("Shares") of the Company's common stock ("Common Stock") at a per share purchase price which shall be Seventy Five Cents US ($0.75) per share ("Purchase Price"). The Purchaser understands and agrees that the Company in its sole discretion reserves the right to accept or reject this subscription for the Shares, in whole or in part, prior to receipt by the Company of the Purchase Price, or any applicable portion thereof, as set forth in Section 1.3.

     1.2 The Options. For each share purchased by the Purchaser, pursuant to this Agreement, the Company hereby grants to the Purchaser an option for a period of 12 consecutive months commencing on the 30th day from the filing of the final 15c2-11, to purchase five additional shares of the Companies common stock, at a price equal to the Initial Public offering ("IPO") price as determined on the first trading day commencing the 30 days period of the 15-C-211 market maker due diligence period.

     1.3. Payment of Purchase Price; Closing. The transaction will be closed in Canada and the Purchaser will pay the purchase price by wire transfer within Three (3) business days of both Parties executing this Agreement. The Company will within in Three (3) business days upon receipt of the funds, cause the Share certificate(s) to be delivered to the Purchaser, at 3845 Bathurst Street, Suite 202, Toronto, Ontario M3H 3N2, Canada

     1.4. Representations by the Purchaser. The Purchaser makes the following representations and warranties to the Company:

     (a) Access to Information. The Purchaser, in making the decision to purchase the Shares, has relied solely upon independent investigations made by it and/or its representatives, if any. The Purchaser and/or its representatives during the course of this transaction, and prior to the purchase of any Shares, has had the opportunity to ask questions of and receive answers from the management of the Company concerning the terms and conditions of the offering of the Shares and to receive any additional information, documents, records and books relative to its business, assets, financial condition, results of operations and liabilities (contingent or otherwise) of the Company.

     (b) Sophistication and Knowledge. The Purchaser and/or its representatives has such knowledge and experience in financial and business matters that it can represent itself and is capable of evaluating the merits and risks of the purchase of the Shares. The Purchaser is not relying on the Company with respect to the tax and other economic considerations of an investment in the Shares, and the Purchaser has relied on the advice of, or has consulted with, only the Purchaser's own advisor(s).

     (c) Lack of Liquidity. The Purchaser acknowledges that the purchase of the Shares involves a high degree of risk and further acknowledges that it can bear the economic risk of the purchase of the Shares, including the total loss of its investment. The Purchaser has no present need for liquidity in connection with its purchase of the Shares.

     (d) No Public Solicitation. The Purchaser is not subscribing for the Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Purchaser in connection with investments in securities generally. Neither the Company nor the Purchaser has engaged in any 'Directed Selling Efforts in the U.S.' as defined in Regulation S promulgated by the SEC under U.S. securities laws.

     (e) Authority. The Purchaser has full right and power to enter into and perform pursuant to this Agreement and make an investment in the Company, and this Agreement constitutes the Purchaser's valid and legally binding obligation, enforceable in accordance with its terms. The Purchaser is authorized and otherwise duly qualified to purchase and hold the Shares and to enter into this Agreement

     (f) Regulation S Exemption. The Purchaser understands that the Shares are being offered and sold to it in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act of 1933, as amended ("Securities Act") and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire the Shares. In this regard, the Purchaser represents, warrants and agrees that:

     (i) The Purchaser is not a U.S. Person (as defined below) and is not an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company. A U.S. Person means any one of the following:

      (a)  any U.S. Citizen

      (b)  any natural person resident in the United States of America;

      (c) any partnership or corporation organized or incorporated under the laws of the United States of America;

      (d) any estate of which any executor or administrator is a U.S. person;

      (e)  any trust of which any trustee is a U.S. person;

      (f) any agency or branch of a foreign entity located in the United States of America;

      (g)  any non-discretionary account or similar account
(other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

      (h)  any discretionary account or similar account
(other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; and

      (i)  any partnership or corporation if:

          (1) organized or incorporated under the laws of any foreign jurisdiction; and

          (2) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule
          501(a) under the Securities Act) who are not natural persons, estates or trusts.

      (ii) At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Purchaser was outside of the United States.

      (iii) The Purchaser will not, during the period commencing on the date of issuance of the Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law ("Restricted Period"), offer, sell, pledge or otherwise transfer the Shares in the United States, or to a U.S. Person for the account or benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

      (iv) The Purchaser will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Shares only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities laws.

      (v) The Purchaser has not in the United States, engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Shares, including without limitation, any put, call or other option transaction, option writing or equity swap.

      (vi) Neither the Purchaser nor or any person acting on its behalf has engaged, nor will engage, in any directed selling efforts to U.S. Citizens with respect to the Shares and the Purchaser and any person acting on its behalf have complied and will comply with the "offering restrictions" requirements of Regulation S under the Securities Act.

      (vii) The transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

      (viii) Neither the Purchaser nor any person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Shares. The Purchaser agrees not to cause any advertisement of the Shares to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Shares, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the U.S. or its territories, and only incompliance with any local applicable securities laws.

      (ix) Each certificate representing the Shares shall be endorsed with the following legends:

     "THE SHARES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE SECURITIES ACT")) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT."

     "TRANSFER OF THESE SHARES IS PROHIBITED, EXCEPT IN
     ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO
     REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO
     AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS
     MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE
     SECURITIES ACT."

     Any other legend required to be placed thereon by applicable federal or state securities laws.

      (x) The Purchaser consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfer of the Shares set forth in this
      Section 1.4.

                              ARTICLE II
            REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants as follows:

     2.1. Organization and Standing of the Company. The Company is a duly organized and validly existing corporation in good standing under the laws of the State of Nevada and has all requisite corporate power and authority for the ownership and operation of its properties and for the carrying on of its business as now conducted and as now proposed to be conducted and to execute and deliver this Agreement and other instruments, agreements and documents contemplated herein (together with this Agreement, the "Transaction Documents"), to issue, sell and deliver the Shares and to perform its other obligations pursuant hereto. The Company is duly licensed or qualified and in good standing as a foreign corporation authorized to do business in all jurisdictions wherein the character of the property owned or leased or the nature of the activities conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business, operations or financial condition of the Company.

     2.2. Corporate Action. The Transaction Documents have been duly authorized, executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms. The Shares have been duly authorized. The issuance, sale and delivery of the Shares have been duly authorized by all required corporate action on the part of the Company. The Shares, when issued and paid for in accordance with the Transaction Documents, will be validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company, except as expressly set forth in the Transaction Documents.

     2.3. Governmental Approvals. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the execution and delivery by the Company of this Agreement, for the offer, issue, sale, execution or delivery of the Shares, or for the performance by the Company of its obligations under the Transaction Documents except for any filings required by applicable securities laws.

     2.4. Litigation. Except as set forth on Schedule 2.4, there is no litigation or governmental proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company affecting any of its properties or assets, nor, to the best knowledge of the Company, has there occurred any event or does there exist any condition on the basis of which any litigation, proceeding or investigation might properly be instituted. The Company is not in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other government agency, which such default might have a material adverse effect on the business, assets, liabilities, operations, Intellectual Property Rights, (as defined hereinafter) management or financial condition of the Company. There are no actions or proceedings pending or, to the Company's knowledge, threatened (or any basis therefor known to the Company) against the Company which might result, either in any case or in the aggregate, in any material adverse change in the business, operations, Intellectual Property Rights, affairs or financial condition of the Company or in any of its properties or assets, or which might call into question the validity of any of the Transaction Documents, any of the Shares, or any action taken or to be taken pursuant hereto or thereto.

     2.5. Compliance with Other Instruments. The Company is in compliance in all respects with its Certificate of Incorporation and Bylaws, each as amended and/or restated to date, and in all respects with the material terms and provisions of all mortgages, indentures, leases, agreements and other instruments by which it is bound or to which it or any of its properties or assets are subject. The Company is in compliance in all material respects with all judgments, decrees, governmental orders, laws, statutes, rules or regulations by which it is bound or to which it or any of its properties or assets are subject. Neither the execution and delivery of the Transaction Documents nor the issuance of the Shares, nor the consummation or performance of any transaction contemplated hereby or thereby, has constituted or resulted in or will constitute or result in a default or violation of, create a conflict with, trigger any "change of control" or other right of any person under, or require any consent, waiver, release or approval under or with respect to, any term or provision of any of the foregoing documents, instruments, judgments, agreements, decrees, orders, statutes, rules and regulations.

     2.6.  Title to Assets; Intellectual Property Rights.

     (a) The Company has good and marketable title in fee to such of its fixed assets as are real property, and good and merchantable title to all of its other assets, now carried on its books, free of any mortgages, pledges, charges, liens, security interests or other encumbrances. The Company enjoys peaceful and undisturbed possession under all leases under which it is operating, and all said leases are valid and subsisting and in full force and effect.

     (b) The Company owns or has a valid right to use patents, patent applications, patent right, trade secrets, confidential business information, formula, processes, laboratory notebooks, algorithms, copyrights, mask works, claims of infringement against third parties, licenses, permits, license rights, contract rights with employees, consultants and third parties, trademarks, trademark rights, inventions and discoveries, and all other intellectual property, including, without limitation, all other such rights generally classified as intangible, intellectual property assets in accordance with GAAP (collectively the, "Intellectual Property Rights") being used to conduct its business as now operated and as now proposed by the Company to be operated and to the best of the Company's knowledge, the conduct of its business as now operated and as now proposed to be operated does not and will not conflict with or infringe upon the Intellectual Property Rights of others. To the best of the Company's knowledge, no claim is pending or threatened against the Company and/or its officers, employees and consultants to the effect that any such Intellectual Property Right owned or licensed by the Company, or which the Company otherwise has the right to use, is invalid or unenforceable by the Company.

     (c) The Company has taken all reasonable measures to protect and preserve the security, confidentiality and value of its Intellectual Property Rights, including its trade secrets and other confidential information. The Company is and will be the exclusive owner of all right, title and interest in its Intellectual Property Rights as purported to be owned by the Company, and such Intellectual Property Rights are valid and in full force and effect. The Company has not received notice of and, to the best of the Company's knowledge there are no claims that the Company's Intellectual
Property Rights or the use or ownership thereof by the Company infringes, violates or conflicts with any such right of any third party.

     2.7. Taxes. Except as set forth on Schedule 2.7, the Company has accurately prepared and timely filed all federal, state and other tax returns required by law to be filed by it, has paid or made provision for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been made and are reflected in the Company's financial statements for all current taxes and other charges to which the Company is subject and which are not currently due and payable.

     2.8. Disclosure. There is no fact within the knowledge of the Company or any of its executive officers which has not been disclosed herein or in writing by them to the Purchaser and which materially adversely affects, or in the future in their opinion may, insofar as they can now foresee, materially adversely affect the business, operations, properties, Intellectual Property Rights, assets or condition, financial or other, of the Company. Without limiting the foregoing, the Company has no knowledge that there exists, or there is pending or planned, any patent, invention, device, application or principle or any statute, rule, law, regulation, standard or code which would materially adversely affect the business, operations, Intellectual Property Rights, affairs or financial condition of the Company.

     2.9. Brokers or Finders. No person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon the Purchaser for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or its respective agents.

     2.10.  Capitalization; Status of Capital Stock.  As of the
date hereof, the Company had a total authorized capitalization consisting of five hundred million (500,000,000) shares of Common Stock, $0.001 par value, and ten million (10,000,000) shares of preferred stock, $0.001 par value. As of July 3, 2006, 9,750,000 shares of Common Stock were issued and outstanding, and no shares of preferred stock were outstanding. All the outstanding shares of capital stock of the Company have been duly authorized, and are validly issued, fully paid and non-assessable. None of the Company's outstanding securities or authorized capital stock is subject to any rights of redemption, repurchase, rights of first refusal, preemptive rights or other similar rights, whether contractual, statutory or otherwise, for the benefit of the Company, any stockholder, or any other person. There are no restrictions on the transfer of shares of capital stock of the Company other than those imposed by relevant federal and state securities laws and as otherwise contemplated by this Agreement. There are no agreements, understandings, trusts or other collaborative arrangements or understandings concerning the voting or transfer of the capital stock of the Company to which the
Company is a party.   The Company does not have outstanding, and has
no obligation to grant or issue, any "phantom stock" or other right measured by the profits, revenues or results of operations of the Company or any portion thereof; or any similar rights.

     2.11. SEC Reports. The Company has furnished the Purchaser with true and complete copies of its reports on Form 10-KSB for the periods ending on December 31, 2005, and Form 10-QSB for the period ending on March 31, and Form 8-K dated August 19, 2005, and Form 8-K dated January 3, 2006 ("Current Reports"). As of their respective filing dates, the Current Reports and all other filings made by the Company under the Securities Exchange Act of 1934, as amended ("1934 Act") (collectively, "SEC Reports"), complied with the requirements of the Act or the 1934 Act, as the case may be, and none of such filings contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.12. Books and Records. The books of account, ledgers, order books, records and documents of the Company accurately and completely reflect all material information relating to the business of the Company, the location and collection of its assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company.

     2.13 Refusal of Registration. The parties hereby acknowledge and agree that the Company shall be required, as a term of this contract, to refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S, or pursuant to Registration, or another exemption from registration, under the Securities Act.

                             ARTICLE III
                            MISCELLANEOUS

     3.1. No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     3.2. Amendments; Waivers and Consents. Any provision in the Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, if either Party shall obtain consent thereto in writing from the other Party. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     3.3. Addresses for Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to Company and/or to Purchaser at the addresses for each set forth above. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

     3.4.  Costs; Expenses and Taxes.   Upon execution of this
Agreement and with each delivery of the Purchase Price as set forth in 1.3, the Company shall pay no monies in the aggregate, to cover fees and disbursements of counsel to the Purchaser incurred in connection with the negotiation, drafting and completion of the Transaction Documents and all related matters. The Company shall pay any and all stamp, or other similar taxes payable or determined to be payable in connection with the execution and delivery of this Agreement, the issuance of any securities and the other instruments and documents to be delivered hereunder or thereunder, and agrees to save the Purchaser harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.

     3.5. Effectiveness; Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company, the Purchaser and the respective successors and assigns.

     3.6. Survival of Representations and Warranties. All representations and warranties made in the Transaction Documents, the Shares, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

     3.7. Prior Agreements. The Transaction Documents executed and delivered in connection herewith constitute the entire agreement between the parties with respect to the subject matter set forth herein and supersede any prior understandings or agreements concerning the subject matter hereof.

     3.8. Severability. The provisions of the Transaction Documents are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained therein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of such Transaction Document and the terms of the Shares shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

     3.9.  Governing Law; Venue.

     (a) This Agreement shall be enforced, governed and construed in accordance with the laws of the State of Nevada without giving effect to choice of laws principles or conflict of laws provisions. Any suit, action or proceeding pertaining to this Agreement or any transaction relating hereto shall be brought to the courts of the State of Nevada located in Las Vegas and the undersigned hereby irrevocably consents and submits to the jurisdiction of such courts for the purpose of any such suit, action, or proceeding. Purchaser acknowledges and agrees that venue hereunder shall lie exclusively in Las Vegas, Nevada.

     (b) Purchaser hereby waives, and agrees not to assert against the Company, or any successor assignee thereof, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, (i) any claim that the Purchaser is not personally subject to the jurisdiction of the above-named courts, and (ii) to the extent permitted by applicable law, any claim that such suit, action or proceeding is brought in an inconvenient forum or that the venue of any such suit, action or proceeding is improper or that this Agreement may not be enforced in or by such courts.

     3.10. Headings. Article, section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

     3.11. Counterparts. This Agreement may be executed in any number of counterparts, all of whom taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

     3.12. Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or the Company, the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of the Transaction Documents and the Shares.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                       Andain, Inc.



                                       By: /s/  San Shlomo Elimelech
                                       Name: Sam Shlomo Elimelech,
                                       President


                                       Purchaser:



                                       By: /s/  Howie Fialkov
                                       Name: Howie Fialkov, Directorowie